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October 8, 2021

BY EDGAR

Mr. Roy Regan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pegasus Digital Mobility Acquisition Corp.
Registration Statement on Form S-1
Filed September 28, 2021
File No. 333-259860

Dear Mr. Regan:

This letter (this “Response Letter”) is submitted on behalf of Pegasus Digital Mobility Acquisition Corp. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 7, 2021 with respect to the Company’s draft Registration Statement on Form S-1, which was filed by the Company on September 28, 2021 (the “Initial Registration Statement”). The Company is concurrently filing Amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”), which includes changes to the Initial Registration Statement in response to the Staff’s comment. We have enclosed with this letter a marked copy of the Registration Statement, which reflects all changes to the Initial Registration Statement.

For your convenience, the Staff’s comment has been produced in bold and italics herein with the response immediately following the comment.

Registration Statement on Form S-1

Cover Page

         1. We note your disclosure that the anchor investors each expressed to you an interest in purchasing 1,980,000 or less units. Please clarify whether this amount is per investor or an aggregate total. If the amount is per investor please revise your disclosure to clarify the aggregate total number of units, which may be acquired by the anchor investors.

Response to Comment No. 1

In response to the Staff’s comment, the Company revised the disclosure on the cover of the prospectus to the Registration Statement (the “Prospectus”) to clarify that up to fourteen (14) anchor investors have collectively expressed to the Company an interest in purchasing an aggregate of up to 21,540,000 units in the Company’s offering at the offering price of $10.00, and that the Company has agreed to direct the underwriters to offer to each anchor investor such units and determine the allocations of such units to anchor investors, provided that the number of units sold to anchor investors may be reduced to ensure that sufficient units are held by all of the Company's shareholders in order to meet the minimum listing standards of the New York Stock Exchange (such standards require at least 300 round lot shareholders (i.e., shareholders that hold 100 units each)). The Company revised similar disclosure in the sections captioned “Summary – Definitions” on page 3 of the Prospectus, “The Offering – Expressions of Interest” on page 29 of the Prospectus, “Risk Factors – Risks Relating to Our Business and Strategy – Potential participation in this offering by the anchor investors could reduce the public float for our shares” on page 50 of the Prospectus, and “Principal Stockholders – Expressions of Interest” on page 155 of the Prospectus.

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If you have any questions or would like further information concerning the Company’s response to your Voicemail, please do not hesitate to contact me at hlinsky@mofo.com or (404) 490-4444.

Sincerely,

/s/ Heath D. Linsky
Heath D. Linsky

Cc:     Sir Dr. Ralf Speth, Chief Executive Officer

F. Jeremey Mistry, Chief Financial Officer, Secretary

Patrick Miller, Director

Pegasus Digital Mobility Acquisition Corp.

James Condon, Director

Pegasus Digital Mobility Acquisition Corp.

Justin R. Salon

Morrison & Foerster LLP